EXHIBIT 7.03

CONSORTIUM AGREEMENT

[BARING ASIA LETTERHEAD]

October 10, 2010

Mr. Tianfu Yang
No. 9, Ha Ping Xi Lu
Ha Ping Lu Ji Zhong Qu
Harbin Kai Fa Qu
P.R. China 150060

Dear Mr. Yang:

As you are aware, Baring Private Equity Asia Group Limited (“Baring”) has been reviewing and evaluating various investment opportunities concerning Harbin Electric, Inc. (the “Company”).  We are interested in pursuing with you a possible acquisition of the Company (the “Transaction”) through a special purpose vehicle (“Bidco”) to be owned by an investment fund advised by Baring and related affiliates, and you and your nominees (collectively, the “Shareholder”).  As a condition to the delivery of a preliminary non-binding proposal letter to the Company (the “Proposal Letter”, the form of which is set forth in Exhibit A hereto) and to further our discussions relating to the Transaction, the Shareholder and Baring agree to the following:

1.           Certain Definitions.

“Competing Transaction” shall mean (i) any direct or indirect acquisition by any person or entity of 10% or more of the securities of the Company or any of its material subsidiaries or all or substantially all of its assets, and (ii) a recapitalization, restructuring, merger, consolidation or other business combination involving the Company or any of its material subsidiaries.  For the avoidance of doubt, the Competing Transaction does not include the senior bank debt financing transaction being contemplated by the Company (the “Bank Debt Transaction”).

“Exclusivity Period” shall mean the period from beginning on the date hereof and ending on the first to occur of: (i) the date six months after the date hereof, (ii) the date of execution and delivery of definitive documentation providing for the Transaction (“Definitive Agreements”) and (iii) the mutually agreed termination of this letter agreement; provided that if Definitive Agreements are not entered into prior to the date three months after the date hereof, the Exclusivity Period shall be terminated, unless with your written consent.

“Representatives” shall mean, with respect to a person, such person’s employees, directors, officers, partners, members, affiliates, agents, advisors (including but not limited to legal counsel, accountants, consultants and financial advisors), and any representatives of the foregoing.  The Representatives shall include the Advisors as defined in Section 3(c).

“Shareholder Shares” shall mean all capital stock of the Company owned by the Shareholder as of the date hereof either directly or through a holding vehicle.

2.           Commitment to the Consortium.

(a)          Within the Exclusivity Period, Mr. Yang shall recuse himself from any discussions, negotiations or related activities on behalf of the Company and its Board of Directors (the “Board”) in connection with any Competing Transaction; provided that, if Mr. Yang determines, consistent with the advice of legal counsel, that he is obligated (in his capacity as Chief Executive Officer, Chairman or a member of the Board) to cooperate with the Company (as requested by the Company) concerning a Competing Transaction in order for him to comply with his fiduciary duties under applicable law, Mr. Yang may provide such cooperation to the extent required to comply with such fiduciary duties.

(b)          Within the Exclusivity Period and subject to Section 2(a), the Shareholder and Baring agree to deal exclusively with each other with respect to the Transaction and neither the Shareholder nor Baring will, and will cause Bidco and their respective Representatives not to, without the written consent of the other or otherwise in the context of pursuing the Transaction:  (i) directly or indirectly initiate, solicit, encourage or otherwise engage in discussions or negotiations with the Company or any third party with respect to a Competing Transaction, (ii) provide any information to any third party with a view to the third party or any other person pursuing or considering to pursue a Competing Transaction, or (iii) enter into any written or oral agreement, arrangement or understanding (whether legally binding or not) regarding, or do or omit to do, anything which is directly inconsistent with the Transaction as contemplated under this letter agreement.

(c)          The Shareholder agrees that, within the Exclusivity Period, it will not, and will not permit any of its Representatives to, directly or indirectly: (i) sell, offer to sell, give, pledge, encumber, assign, grant any option for the sale of or otherwise transfer or dispose of, or enter into any agreement, arrangement or understanding to sell, any Shareholder Shares (“Transfer”), or enter into any contract, option or other arrangement or understanding with respect to a Transfer or limitation on voting rights of the Shareholder Shares, or any right, title or interest thereto or therein, (ii) deposit any Shareholder Shares into a voting trust or grant any proxies or enter into a voting agreement, power of attorney or voting trust with respect to any Shareholder Shares, (iii) take any action that would make have the effect of preventing, disabling or delaying the Shareholder from performing its obligations under this letter agreement or (iv) agree (whether or not in writing) to take any of the actions referred to in the foregoing clauses (i), (ii) or (iii) of this Section 2(c), except in order to comply with the Shareholder’s contractual obligation relating to the Bank Debt Transaction, if any.

(d)          Subject to Section 2(a), the Shareholder will, and will cause its Representatives to, immediately cease and terminate any existing activities, discussions and negotiations in connection with any Competing Transaction other than with Baring or its affiliates.  During the Exclusivity Period, the Shareholder shall provide Baring notice of any unsolicited offer or proposal received in relation to any Competing Transaction, including the terms of any such offer or proposal, and any written communications with respect thereto.

(e)          Mr. Yang shall, and shall cause the Shareholder to, vote all of the Shareholder Shares against any Competing Transaction not involving Baring or its affiliates within 6 months after the date hereof, unless (i) Mr. Yang is advised by Nevada counsel reasonably acceptable to Baring (details of which advice are provided to Baring), advising him that he is prohibited by Nevada law from voting against the Competing Transaction, or (ii) the Board or the independent Directors has notified Mr. Yang in writing prohibiting him from voting in relation to the Competing Transaction.

3.           Process.

(a)          Upon signing of this letter agreement, Baring and Mr. Yang will promptly deliver the Proposal Letter to the Board of Directors of the Company.  The Shareholder intend to prepare and submit a joint filing with the U.S. Securities and Exchange Commission to amend its existing Schedule 13D and to disclose the execution of this letter agreement and the delivery of the Proposal Letter.

(b)          Within the Exclusivity Period and as permitted by the Board of Directors of the Company, Baring and the Shareholder shall as promptly as reasonably practicable conduct a joint assessment of the Company and shall in good faith and with mutual cooperation use their reasonable best efforts to work together to structure, negotiate and do all things necessary or desirable, subject to Company approval, to enter into the Definitive Agreements within three months after the date hereof. This letter does not constitute any binding commitment with respect to a Transaction.  Such a commitment will result only from the execution of Definitive Agreements, and then will be on the terms provided in such documentation.  Baring shall coordinate with the Shareholder in performing due diligence, securing senior and mezzanine debt (as applicable) and equity financing, and structuring and negotiating the Transaction; provided, however, that in no event will either party hereto be obligated without such party’s consent to enter into or otherwise be a party to any Definitive Agreements.  This letter constitutes only a preliminary arrangement relating to a Transaction, and does not constitute any binding commitment with respect to a Transaction.

(c)          Goldman Sachs (Asia) LLC (“GS”) is acting as financial and placement advisor to the consortium in connection with the Transaction.  All other advisors to the consortium (collectively with GS, the “Advisors”) shall be jointly selected by Baring and the Shareholder.

4.           Confidentiality.  Each of the Shareholder and Baring shall, and shall direct its Representatives to, keep this letter agreement and the Transaction confidential and shall not make any public statement or announcement concerning or disclose to any third party the fact that discussions or negotiations are taking place concerning the Transaction or any of the terms, conditions or other facts with respect thereto, including the status thereof, other than as mutually agreed in writing by the Shareholder and Baring or as required by applicable laws, rules or regulations.  Each of Baring and the Shareholder will coordinate in good faith all press releases and other public relation matters relating to the Transaction.

5.           Shareholders Agreement.  The Shareholder and a special purpose subsidiary of an investment fund advised by Baring shall, and shall cause Bidco to, enter into a shareholders agreement (the “Shareholders Agreement”) at or prior to the completion of the Transaction, on terms and conditions mutually agreed by Baring and the Shareholder.

6.           Certain Fees and Expenses.

(a)          If the Transaction is not eventually consummated without any breach by either Baring or the Shareholder of this letter agreement, the parties agree to share (in proportion to their respective equity participation in the Transaction) fees and out-of-pocket expenses payable by them in connection with the Transaction incurred prior to the termination of this letter agreement, including any fees and expenses (i) payable to the Advisors, (ii) payable to any lenders and other financing sources, and (iii) incurred in the defense, pursuit or settlement of any disputes or litigation relating to the Transaction (whether incurred prior to the termination of this letter agreement or not); provided that, Baring shall be solely responsible for the fees and expenses of Bain, Deloitte and Weil, Gotshal & Manges, LLP and the Shareholder shall be solely responsible for the fees and expenses of Skadden, Arps, Slate, Meagher & Flom LLP; provided further that each party shall bear its own fees and expenses incurred prior to October 10, 2010.

(b)          Upon consummation of the Transaction, Bidco shall reimburse each party hereto for all fees and out-of-pocket expenses incurred by them in connection with the Transaction.  Notwithstanding the foregoing, in the event this letter agreement is terminated and one of the parties consummates the Transaction within twelve months of such termination, such party shall reimburse the other party for the fees and out-of-pocket expenses incurred by such other party in connection with the Transaction within two business days of the consummation of the Transaction.

(c)          Each of the Shareholder and Baring shall share, ratably based on such party’s planned equity participation in the Transaction, any termination, topping, break-up or other fees or amounts (including amounts paid in settlement of any dispute or litigation relating to the Transaction) payable by the Company or Bidco (or one or more of its affiliates or designees), net of the expenses required to be borne by them pursuant to Section 6(a).

7.           Remedies.  It is understood and agreed that money damages may not be a sufficient remedy for a breach of this letter agreement by any party hereto and that each party hereto shall be entitled to seek equitable relief, including injunction and specific performance, as a remedy for any such breach by the other party.  Such remedies shall not be deemed to be the exclusive remedies for a breach by a party of this letter agreement but shall be in addition to all other remedies available at law or equity to the other party hereto.  Each of the parties hereto further agrees not to raise as a defense or objection to the request or granting of such relief that any breach of this letter agreement is or would be compensable by an award of money damages, and each party hereto agrees to waive any requirements for the securing or posting of any bond in connection with such remedy.

8.           Governing Law; Arbitration.  This letter agreement and all matters arising out of or relating to this letter agreement shall be governed by and construed in accordance with the laws of Hong Kong, without reference to conflict of laws principles.  Any dispute, controversy or claim arising out of or relating to this letter agreement, including the validity, invalidity, breach or termination thereof, shall be settled by arbitration in Hong Kong under the Hong Kong International Arbitration Centre Administered Arbitration Rules (the “Rules”) in force when the notice of arbitration is submitted in accordance with these Rules.  There shall be three arbitrators. The arbitration proceedings shall be conducted in English.

9.           No Modification.  No provision in this letter agreement can be waived, modified or amended except by written consent of the parties, which consent shall specifically refer to the provision to be waived, modified or amended and shall explicitly make such waiver, modification or amendment.

10.         No Waiver of Rights.  It is understood and agreed that no failure or delay by any party hereto in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.

11.         Counterparts; Entire Agreement.  This letter agreement may be signed and delivered by facsimile or portable document format via electronic mail and in one or more counterparts, each of which shall be deemed an original but all of which shall be deemed to constitute a single instrument.  This Agreement sets forth the entire agreement and understanding among the parties and supersedes all prior agreements, discussions and documents relating thereto.  No party hereto will be entitled to punitive, exemplary, special, unforeseen, incidental, indirect or other consequential damages.

12.         Severability.  If any provision of this letter agreement is found to violate any statute, regulation, rule, order or decree of any governmental authority, court, agency or exchange, such invalidity shall not be deemed to affect any other provision hereof or the validity of the remainder of this letter agreement, and such invalid provision shall be deemed deleted herefrom to the minimum extent necessary to cure such violation.

14.         Successors.  This letter agreement shall inure to the benefit of, and be binding upon, the parties and their respective successors and assigns.  Neither party may assign or transfer, directly or indirectly, its rights or obligations under this letter agreement without the prior written consent of the other except as provided herein.  No assignment will receive the assignor of its obligations hereunder.

15.         No Third Party Beneficiaries.  Unless otherwise specifically provided herein, the parties hereto each agree and acknowledge that nothing herein expressed or implied is intended to confer upon or give any rights or remedies to person not party to this agreement under or by reason of this letter agreement.

16.         Term.  This letter agreement shall terminate on the earlier of (i) the first anniversary of the date hereof and (ii) the execution and delivery of the Definitive Agreements; provided that Sections 2(e) and 6 through 15 shall survive any termination of this letter agreement.

Please confirm your agreement with the foregoing by having a duly authorized officer of your organization sign and return one copy of this letter to the undersigned, whereupon this letter agreement shall become a binding agreement among Mr. Yang and Baring.

Very truly yours,

BARING PRIVATE EQUITY ASIA GROUP LIMITED

By:
Name:
Title:

CONFIRMED AND AGREED
as of the date written above:

By:
Tianfu Yang

Signature Page to Consortium Agreement

Exhibit A

Proposal Letter